UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2016

Commission File Number: 001- 37413

Concordia Healthcare Corp.

(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302

Oakville, Ontario

L6J 1H9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 29, 2016, Concordia Healthcare Corp. issued a press release announcing the voting results of its Annual General and Special Meeting of Shareholders held on April 29, 2016. In conjunction with this announcement Concordia Healthcare Corp. is filing the following exhibits:

Exhibit 99.1             Press release of Concordia Healthcare Corp. dated April 29, 2016.

Exhibit 99.2             Report of Voting Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Healthcare Corp.

By:	/s/ Mark Thompson
Name: Mark Thompson Title: Chief Executive Officer

Date: April 29, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia Healthcare Corp. dated April 29, 2016.

99.2	Report of Voting Results.